Exhibit (e)(5)

Transactions in the Shares. During September 2014, each of Mr. Alan Levan, Mr. Jarett Levan and Mr. Wise, as trustee for a trust in his name, entered into Rule 10b5-1 Trading Plans for the purpose of selling certain shares of BBX Capital’s Class A Common Stock. In addition, during May 2014, Mr. Abdo, as trustee of a trust in his name, entered into a Rule 10b5-1 Trading Plan, which was amended in September 2014, for the purpose of selling certain shares of BBX Capital’s Class A Common Stock. Mr. Alan Levan and Mr. Abdo indicated that their respective Rule 10b5-1 Trading Plans were entered into for tax, estate planning and diversification purposes. Mr. Jarett Levan and Mr. Wise indicated that they entered into their respective Rule 10b5-1 Trading Plans for liquidity purposes. All of these Rule 10b5-1 Trading Plans were terminated prior to and in connection with the announcement of the Offer.

To the best of BFC’s knowledge, no sales were made under any of the above-described Rule 10b5-1 Trading Plans during the sixty days preceding the date of this Offer to Purchase. In addition, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, has otherwise effected any transaction in any shares of BBX Capital’s Class A Common Stock during the sixty days preceding the date of this Offer to Purchase.

Plans for BBX Capital after the Offer. Except as disclosed in this Offer to Purchase, neither BFC, nor to the best of its knowledge, any of BFC’s controlling persons, executive officers or directors, currently have any plans, proposals or negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving BBX Capital or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of BBX Capital or any of its subsidiaries outside of the ordinary course of business;

•	any material change in BBX Capital’s present dividend rate or policy, or its indebtedness or capitalization;

•	any material change in BBX Capital’s present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the terms of directors or to change any material term of the employment contract of any executive officer;

•	any other material change in BBX Capital’s corporate structure or business;

•	any class of BBX Capital’s equity securities becoming delisted from the NYSE;

•	the termination of registration of any class of BBX Capital’s equity securities under Section 12(g)(4) of the Exchange Act;

•	the termination or suspension of BBX Capital’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition or disposition by any person of BBX Capital’s securities; or

•	any changes in BBX Capital’s Articles of Incorporation or Bylaws, or other actions that could impede the acquisition of control of BBX Capital.

Notwithstanding the foregoing, we expect that from time to time there may be significant developments or transactions involving our portfolio companies, including BBX Capital and its subsidiaries, Woodbridge Holdings, LLC (“Woodbridge”), which is owned 54% by BFC and 46% by BBX Capital, and Bluegreen Corporation (“Bluegreen”), which is owned 100% by Woodbridge, or their securities, or offers, proposals or discussions related thereto, which may involve acquisitions or sales by us of all or a portion of our holdings in such entities or acquisitions or sales of securities, assets or business operations by such entities. BFC and BBX Capital have previously disclosed that they may consider the disposition of all or a portion of their assets, investments or subsidiaries, including transactions involving Bluegreen, either directly or indirectly through a transaction involving Woodbridge, BBX Sweet Holdings, LLC, which is a wholly owned subsidiary of BBX Capital, and Renin Holdings LLC, which is owned 81% by BBX Capital and 19% by BFC. These may include, among other alternatives, a future sale or spin-off or other transactions involving public or private issuances of debt or equity securities which might result in the ownership of less than 100% of the companies. Nothing in the Offer will preclude us from pursuing, developing or engaging in future plans, proposals or negotiations that relate to or would result in one or more of such events, subject to applicable law. Further, although we may not currently have any plans, other than as disclosed in this Offer to Purchase, that relate to or would result in any of the events discussed above, we may undertake or plan actions that relate to or could result in one or more of these events. Shareholders tendering Shares in the Offer run the risk of foregoing the benefit of any appreciation in the market price of the Shares, including any appreciation resulting from such potential future events.

In addition, as described in this Offer to Purchase, certain of our executive officers and directors also serve as executive officers and/or directors of BBX Capital. These individuals receive and are expected to continue to receive compensation, including equity-based compensation, as may be approved from time to time by BBX Capital’s Compensation Committee, in consideration for their services as directors and/or executive officers of BBX Capital.

BBX Capital declared regular quarterly cash dividends on its common stock through January 2009. In February 2009, BBX Capital elected to exercise its right to defer payments of interest on its then-outstanding trust preferred securities junior subordinated debt. During the deferral period, BBX Capital was not permitted pay dividends to its common shareholders. In addition, BBX Capital, which at that time was the parent company of BankAtlantic, a federal savings bank, was subject to regulatory restrictions which prohibited BBX Capital from paying dividends without the consent of its primary regulator. During July 2012, BBX Capital sold BankAtlantic to BB&T Corporation and accordingly was deregistered as a savings and loan holding company. As part of the transaction, BB&T Corporation also assumed BBX Capital’s trust preferred securities obligations. As a result, the legal and regulatory restrictions on BBX Capital’s ability to pay dividends to its shareholders has ceased. BBX Capital did not pay dividends to its shareholders during 2012, 2013 or 2014 and disclosed its intention at such times to use its available cash to pursue opportunities in accordance with its business strategies. However, as described above, BBX Capital is not currently subject to legal or regulatory restrictions on its ability to pay dividends to its shareholders and has disclosed that it may in the future decide to pay dividends to its shareholders depending on the then-current financial condition of BBX Capital and other factors deemed relevant by its Board of Directors. In addition, certain of our directors or executive officers who also serve as directors or executive officers may in the future propose the declaration and payment of dividends by BBX Capital or other changes to BBX Capital’s dividend policy. As described below, shareholders of BBX Capital who tender Shares in the Offer will, with respect to such tendered Shares, no longer be entitled to any of the rewards of ownership of BBX Capital, including those with respect to any dividends which may be paid by BBX Capital in the future.

We intend to review on a continuing basis our investment in BBX Capital and take such actions with respect to our investment as we deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, additional purchases of BBX Capital’s Class A Common Stock pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise. Future purchases may be on the same terms or on terms that are more or less favorable to BBX Capital’s shareholders than the terms of the Offer. Any possible future purchases will depend on many factors, including the results of the Offer, the market price of BBX Capital’s Class A Common Stock, our business and financial position, and general economic and market conditions. In addition, although we currently view our investment in BBX Capital as a long-term investment and intend to seek an ownership position in BBX Capital of at least 80% following the Offer, we may in the future determine to dispose of our investment in BBX Capital, in whole or in part, at any time and from time to time. Any such decision would be based on our assessment of a number of different factors, including, without limitation, the business, prospects and affairs of BBX Capital, the market for BBX Capital’s securities, the condition of the securities markets, general economic and industry conditions and other opportunities available to us.

In addition, our controlling persons, executive officers and directors may purchase or sell shares of BBX Capital’s Class A Common Stock in the open market or in private transactions based on factors considered by each of them individually.

Related Party Transactions. As previously described, Mr. Alan Levan, Mr. Abdo and Mr. Jarett Levan are each executive officers and directors of both BBX Capital and BFC, and Mr. Wise is an executive officer and director of BFC and an executive officer of BBX Capital. In addition, John K. Grelle served as Chief Financial Officer and Chief Accounting Officer of BFC and Chief Financial Officer of BBX Capital until his retirement on March 16, 2015. Upon his retirement, Mr. Grelle was succeeded with respect to all such positions by Raymond S. Lopez, who previously served as Senior Vice President and Chief Accounting Officer of Bluegreen. Mr. Alan Levan’s total compensation from BFC and BBX Capital was approximately $7.0 million and $4.4 million, respectively, for the year ended December 31, 2014, and $2.8 million and $4.2 million, respectively, for the year ended December 31, 2013. Mr. Abdo’s total compensation from BFC and BBX Capital was approximately $7.1 million and $4.5 million, respectively, for the year ended December 31, 2014, and $2.9 million and $4.2 million, respectively, for the year ended December 31, 2013. Mr. Jarett Levan’s total compensation from BFC and BBX Capital was approximately $3.0 million and $1.8 million, respectively, for the year ended December 31, 2014, and $0.9 million and $1.6 million, respectively, for the year ended December 31, 2013. Mr. Wise’s total compensation from BFC and BBX Capital was approximately $2.9 million and $1.8 million, respectively, for the year ended December 31, 2014, and $0.8 million and $1.6 million, respectively, for the year ended December 31, 2013. Mr. Grelle’s total compensation from each of BFC and BBX Capital was approximately $0.3 million for each of the year ended December 31, 2014 and the year ended December 31, 2013. The compensation amounts for BBX Capital set forth above include (i) for each of Mr. Alan Levan and Mr. Abdo, restricted stock units covering 132,027 shares of BBX Capital’s Class A Common Stock granted to each of them by BBX Capital during October 2014 and 143,333 shares of BBX Capital’s Class A Common Stock granted to each of them by BBX Capital during October 2013, and (ii) for each of Mr. Jarett Levan and Mr. Wise, restricted stock units covering 66,014 shares of BBX Capital’s Class A Common Stock granted to each of them by BBX Capital during October 2014 and 71,667 shares of BBX Capital’s Class A Common Stock granted to each of them by BBX Capital during October 2013.

BFC and BBX Capital own 54% and 46%, respectively, of the outstanding equity interests in Woodbridge, which is the sole shareholder of Bluegreen as a result of the merger between Woodbridge and Bluegreen described below. Prior to such merger, BFC owned approximately 54% of Bluegreen’s outstanding common stock indirectly through Woodbridge, which was a wholly-owned subsidiary of BFC at that time. In addition, Mr. Alan Levan and Mr. Abdo served, and continue to serve, as Chairman and Vice Chairman, respectively, of Bluegreen.

On April 2, 2013, Woodbridge acquired all of the then-outstanding shares of Bluegreen’s common stock not previously owned by Woodbridge in a cash merger transaction. Pursuant to the terms of the merger agreement between the parties, dated as of November 14, 2012, Bluegreen’s shareholders (other than Woodbridge, whose shares of Bluegreen’s common stock were canceled in connection with the merger without any payment therefor) received consideration of $10.00 in cash for each share of Bluegreen’s common stock that they held at the effective time of the merger, including unvested restricted shares. In addition, each option to acquire shares of Bluegreen’s common stock that was outstanding at the effective time of the merger, whether vested or unvested, was canceled in exchange for the holder’s right to receive the excess, if any, of the $10.00 per share merger consideration over the exercise price per share of the option. The aggregate merger consideration was approximately $149.2 million. As a result of the merger, Bluegreen, which was the surviving corporation of the transaction, became a wholly-owned subsidiary of Woodbridge.

In connection with the financing of the merger, BFC and Woodbridge entered into a purchase agreement with BBX Capital on April 2, 2013 (the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, BBX Capital invested $71.75 million in Woodbridge in exchange for a 46% equity interest in Woodbridge. BFC continues to hold the remaining 54% of Woodbridge’s outstanding equity interests. BBX Capital’s investment in Woodbridge consisted of $60 million in cash and a promissory note in Woodbridge’s favor in the principal amount of $11.75 million. The promissory note has a term of five years, accrues interest at a rate of 5% per annum and provides for payments of interest only on a quarterly basis during the term of the promissory note, with all outstanding amounts being due and payable at the end of the five-year term. During the years ended December 31, 2014 and 2013, Woodbridge recognized approximately $587,000 and $441,000, respectively, of interest income under the note. In connection with BBX Capital’s investment in Woodbridge, BFC and BBX Capital entered into an Amended and Restated Operating Agreement of Woodbridge, which sets forth BFC’s and BBX Capital’s respective rights as members of Woodbridge and provides for, among other things, unanimity on certain specified “major decisions” and for distributions from Woodbridge to be made on a pro rata basis in accordance with BFC’s and BBX Capital’s respective percentage equity interests in Woodbridge.

On October 30, 2013, Renin Holdings LLC, a joint venture entity beneficially owned 81% by BBX Capital and 19% by BFC, through acquisition subsidiaries (Renin Holdings LLC and its acquisition subsidiaries are referred to collectively as the “Renin Purchasers”), acquired substantially all of the assets of Renin Corp. and its subsidiaries, manufacturers of interior closet doors, wall décor, hardware and fabricated glass products, for approximately $12.8 million in cash, net of $1.7 million distributed to Renin Holdings, LLC during February 2014 following the finalization of the working capital adjustment and indemnification obligations of Renin Corp. and its subsidiaries under the terms of the purchase agreement. Bluegreen funded approximately $9.4 million of the transaction consideration in a term loan and revolver facility to the Renin Purchasers. The balance of the transaction consideration was funded by BFC and BBX Capital pro rata in accordance with their percentage equity interests in Renin Holdings LLC. The loan made by Bluegreen to the Renin Purchasers included a $3.0 million term loan and provided for additional borrowings of up to $9.0 million on a revolving basis, of which $10.5 million in the aggregate was borrowed by the Renin Purchasers. Amounts outstanding under the loan bore interest at a fixed rate of 7.25% per annum and were collateralized by substantially all of the assets of the Renin Purchasers. The loan was repaid in full during June 2014 with the proceeds of an approximately $8.0 million financing received by the Renin Purchasers and pro rata capital contributions to Renin Holdings LLC from BBX Capital and BFC of $2,025,000 and $475,000, respectively. During the years ended December 31, 2014 and 2013, the Renin Purchasers recognized $307,000 and $117,000 of interest expense on the loan from Bluegreen.

The following table presents information relating to shared services arrangements between BFC, BBX Capital and Bluegreen, and an information technology services agreement between BFC and BBX Capital for the years ended December 31, 2014 and 2013 (in thousands).

	For the Year Ended December 31, 2014
	BFC	BBX Capital	Bluegreen
Shared service income (expense)	$682	(229)	(453)
Facilities cost and information technology	$(448)	448	—

	For the Year Ended December 31, 2013
	BFC	BBX Capital	Bluegreen
Shared service income (expense)	$501	(200)	(301)
Facilities cost and information technology	$(431)	431	—

In December 2012, BFC entered into an agreement with BBX Capital pursuant to which BBX Capital provides office facilities to BFC at BBX Capital’s and BFC’s principal executive offices. Under the terms of the agreement, BFC reimburses BBX Capital at cost for certain costs and expenses related to the office facilities provided, which totaled $448,000 and $431,000 during the years ended December 31, 2014 and 2013, respectively.

Beginning in 2013, BBX Capital’s employees are provided health insurance under policies maintained by Bluegreen. BBX Capital reimburses Bluegreen at cost, which was $524,000 and $225,000 during the years ended December 31, 2014 and 2013, respectively.

See also Section 2 and Schedule II to this Offer to Purchase for a description of the Merger Agreement entered into by BFC and BBX Capital during May 2013 which provided for the merger of BBX Capital with and into a wholly owned subsidiary of BFC but was terminated during December 2014 as a result of the inability to satisfy all conditions to consummating the merger.